UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

Commission file number: 001-41334

Saverone 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On July 14, 2022, SaverOne 2014 Ltd. (the “Company”) announced that it will hold a Special Meeting of Shareholders on August 18, 2022 at 3:00 p.m. (Israel time) at the Company’s offices in Petah Tikva, Israel. In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Special Meeting of Shareholders describing the proposal to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2; and

3.	A form of Voting Instruction Card whereby holders of American Depositary Shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.3.

 EXHIBIT INDEX

Exhibit No.
99.1	Notice and Proxy Statement with respect to the Company’s Special Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Special Meeting of Shareholders

99.3	Voting Instruction Card for American Depositary Share holders with respect to the Company’s Special Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: July 14, 2022	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer